Exhibit 99.2
FOR IMMEDIATE RELEASE
TSX Venture Stock Symbol: EDE	May 24, 2011
EDGE RESOURCES INC.	Calgary, Alberta

Edge Announces Major Increase in Reserves and Net Present Value

CALGARY, ALBERTA  (May 25, 2011) – Edge Resources Inc. ("Edge" or the "Company") provides the following update on its oil and natural gas reserves that were recently updated by AJM Petroleum Consultants (“AJM”) and made effective March 31, 2011.

The Company increased its Total Proved oil and natural gas reserves by 265%, from 0.5 million barrels of oil equivalent (“boe”) to 1.9 million boe.  Additionally, Total Proved Plus Probable reserves increased by 2.1 million boe to 3.4 million boe; an increase of 155%.

Other highlights of capital efficiency and year-end reserves include:

•	Net present value of Proved Plus Probable (PV10%) reserves of $46,526,000 versus $16,465,000 one year earlier.

•	Finding, development and acquisition ("FD&A") including future development costs ("FDC") of $6.99 per boe on a proved plus probable basis and $10.66 per boe on a proved basis

•	A capital recycle ratio of 2.5 times on proved plus probable FD&A including FDC

Brad Nichol, President and CEO of Edge commented, “I am very pleased with the Edge team.  We are perfectly tracking our stated strategy of adding as much to our natural gas inventory as we possibly can while the majority of the industry remains focused on other resources during this temporary low point of the natural gas cycle.  We will continue to follow our strategy and look forward to adding to our Edmonton Sands story in the near future.”

March 31, 2011 Net Present Value ("NPV") Summary:
Reserves Category (columns may not add due to rounding) ($ 000's)	Before Income Taxes Discounted At (%/Year)
	0%	5%	10%
Proved Developed Producing	27,361	20,800	16,865
Proved Developed Non-Producing	1,303	1,110	963
Proved Undeveloped	13,392	10,937	9,018
Total Proved	42,056	32,846	26,847
Total Probable	46,307	28,190	19,680
Total Proved Plus Probable	88,363	61,036	46,526

Capital Efficiency - Finding, Development and Acquisition Costs ($000's) except as noted:
(000's) except as noted	Total FD&A
	Total Proved	Proved Plus Probable
2011 Capital Expenditures (1)	12,734	12,734
Change in FDC balance (2)	2,618	2,074
Total Capital Expenditures with FDC	15,352	14,808
Reserve additions (Mboe)	1,441	2,120
FD&A costs before FDC ($/boe)	8.84	6.01
FD&A costs including FDC ($/boe)	10.66	6.99

(1)	Capital expenditures for fiscal 2011 are estimated, unaudited and exclude non-cash ARO and future tax allocations

(2)	Future capital expenditures required to convert proved non-producing and probable reserves into proved producing and do not include drilling credits

Under NI - 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital required to bring the proved undeveloped and probable reserves to proved producing status. For continuity, Edge has presented FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development, acquisition and disposition activities and capital cost estimates that reflect the independent evaluators best estimate of what it will cost to bring the proved undeveloped and probable reserves on production

Nichol added, “Not only have we proven ourselves to be low cost leaders in terms of day-to-day operational costs, we have added significant value through highly efficient use of capital.  We are adding medium to long life reserves at 50% of what the rest of industry is currently paying for shorter life reserves.  The team’s success is further demonstrated by achieving a recycle ratio of 2.5 during an extended period when natural gas prices averaged significantly lower than $4/mcf.  We anticipate continually adding scale to our success during this time while natural gas prices remain, in my opinion, unjustifiably and unsustainably low.”

Reserve Life Index (“RLI”)

The reserve life index has been calculated based on year end reserves divided by estimated average corporate production rate of 400 boe/day:

	Proved	Proved + Probable
Total Company Interest Reserves (Mboe)	1,910	3,395
RLI based on estimated March 2011 production (years)	13.1	23.3

The Company anticipates releasing its audited financial statements for the financial year ended March 31, 2011 in June, 2011.

The evaluation of Edge's petroleum and natural gas reserves was conducted by AJM Petroleum Consultants, an independent reserve evaluation firm, pursuant to National Instrument 51-101 - Standards of Disclosure for oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH") reserves definitions.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.